EXHIBIT 11

Financial Code of Ethics

1.	The Company has adopted the present Code of Ethics that is applicable to its Chairman and Chief Executive Officer or, in the case of the separation of the functions of the Chairman and the Chief Executive Officer, its Chairman of the Board of Directors and to its Chief Executive Officer, its Chief Financial Officer and its Chief Accounting Officer, as well as to the head financial and accounting officers of the Group’s principal businesses (Exploration & Production, Gas & Power, Trading & Shipping, Refining & Chemicals, Supply & Marketing*, New Energies).

The purpose of this Code is to define certain principles contained in the Group’s Code of Conduct as they relate to the financial and accounting functions.

The purpose of this Code is to ensure that the aforementioned persons (the “Concerned Persons”) fulfill their responsibilities regarding the disclosure of information that is fair and accurate in accordance with applicable regulations, particularly regarding accounting and financial matters, appropriate treatment of conflicts of interest and any eventual irregularities, and, in general, compliance with the Company’s procedures and ethical principles in these areas.

2.	In accordance with the principles of the Code of Conduct, each Concerned Person must avoid any situation that would create a personal conflict of interest with the Group.

In cases of doubt concerning a particular situation, a Concerned Person shall consult the Ethics Committee.

Each Concerned Person shall report to the Senior Vice President Group Internal Control and Audit any conflict of interest to which such person may be exposed and inform the Chairman of the Ethics Committee.

3.	Each Concerned Person must respect the disclosure controls and procedures put in place by the Company and assure that the documents communicated to securities market authorities comply with applicable laws, rules and regulations. To this end, each Concerned Person shall inform him or herself regarding such laws, rules and regulations, including, as necessary, undertaking appropriate training in this regard.

4.	The Audit Committee shall ensure the establishment of this Code and monitor its implementation, and shall consult, at least annually and as often as may be necessary, with the Senior Vice President Group Internal Control and Audit.

Each Concerned Person who becomes aware of a violation of this Code shall inform the Senior Vice President Group Internal Control and Audit, who shall in turn investigate the incident under the authority of the Audit Committee.

The Audit Committee, upon the request of the Senior Vice President Group Internal Control and Audit, shall then recommend appropriate measures to be taken.

Any breach or non-application of this Code shall be properly notified to the appropriate securities market authorities.

*	Currently referred to as Marketing & Services.